SAMARNAN INVESTMENT CORPORATION
214 North Ridgeway Drive (76033)
P.O. Box 651
Cleburne, Texas 76033-0651
Tel: 817.645-2108 (Sam Walls, President)
Fax: 817.558-0285 (Sam Walls, President)
June 10, 2009
Securities and Exchange Commission
Judicial Plaza
450 5th Street, N.W.
Washington, D.C. 20549

Re:	Samarnan Investment Corporation 1940 Act File No. 811-2824
Dear Sirs:
Reference is made to the Preliminary Proxy Statement of Samarnan Investment Corporation (the “Company”) related to a Special Meeting of the Company’s Shareholders to be held on July 21, 2009 filed with the Commission on May 28, 2009 and to the comments of the Commission’s staff with respect thereto.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

SAMARNAN INVESTMENT CORPORATION
/s/ George S. Walls, Jr.
George S. Walls, Jr.,
President